NO ACT

PE 1-13-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09038721

March 12, 2009

Received SEC
MAR 1 2 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-12-09

Ning Chiu
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

Re: Morgan Stanley
Incoming letter dated January 13, 2009

Dear Ms. Chiu:

This is in response to your letter dated January 13, 2009 concerning the shareholder proposal submitted to Morgan Stanley by the United Brotherhood of Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001

March 12, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Morgan Stanley
Incoming letter dated January 13, 2009

The proposal urges, given the company's participation in the Capital Purchase Program established under the Troubled Asset Relief Program, that the board and its compensation committee implement specified executive compensation reforms that impose limitations on senior executive compensation.

We are unable to concur in your view that Morgan Stanley may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Morgan Stanley may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We note that Morgan Stanley did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

January 13, 2009

Re: Shareholder Proposal of the United Brotherhood of Carpenters Pension Fund Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Dear Sir or Madam:

On behalf of Morgan Stanley, a Delaware corporation (the "**Company**" or "**Morgan Stanley**"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "**Exchange Act**"), as amended, we are filing this letter with respect to the shareholder proposal and supporting statement submitted by the United Brotherhood of Carpenters Pension Fund (the "**Proponent**") on October 30, 2008 (the "**Proposal**") for inclusion in the proxy materials that Morgan Stanley intends to distribute in connection with its 2009 Annual Meeting of Shareholders (the "**2009 Proxy Materials**"). We hereby request confirmation that the staff of the Office of Chief Counsel (the "**Staff**") will not recommend any enforcement action if, in reliance on Rule 14a-8, Morgan Stanley omits the Proposal from its 2009 Proxy Materials. Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter to the Commission via email to shareholderproposals@sec.gov.

Pursuant to Rule 14a-8(j), the Proposal and a copy of this submission are being sent simultaneously to the Proponent as notification of the Company's intention to omit the proposal from its 2009 Proxy Materials. This letter constitutes the Company's statement of the reasons that it deems the omission of the Proposal to be proper. We have been advised by the Company as to the factual matters set forth herein.

The full text of the Proposal is attached hereto as Exhibit A. The Resolution states:

> **Resolved**: Given that Morgan Stanley ("Company") is a participant in the Capital Purchase Program established under the Troubled Asset Relief Program ("TARP") of the Economic Emergency Stabilization Act of 2008 ("Stabilization Act") and has received an infusion of capital from the U.S. Treasury, Company shareholders urge the Board of Directors and its compensation committee to implement the following set of executive compensation reforms that impose important limitations on senior executive compensation:
>
> - A limit on senior executive target annual incentive compensation (bonus) to an amount no greater than one times the executive's annual salary;
> - A requirement that a majority of long-term compensation be awarded in the form of performance-vested equity instruments, such as performance shares or performance-vested restricted shares;
> - A freeze on new stock option awards to senior executives, unless the options are indexed to peer group performance so that relative, not absolute, future stock price improvements are rewarded;
> - A strong equity retention requirement mandating that senior executives hold for the full term of their employment at least 75% of the shares of stock obtained through equity awards;
> - A prohibition on accelerated vesting for all unvested equity awards held by senior executives;
> - A limit on all senior executive severance payments to an amount no greater than one times the executive's annual salary; and
> - A freeze on senior executives' accrual of retirement benefits under any supplemental executive retirement plan (SERP) maintained by the Company for the benefit of senior executives.

In support of the Proposal, the supporting statement indicates that although "Congress enacted executive compensation requirements for those companies participating in the Stabilization Act's TARP," the Proponent does not believe that those restrictions adequately provide for reform. The supporting statement goes on to state that the Proposal's aim is to "improve the pay-for-performance features of the Company's plan." Further, the supporting statement provides that, should the Board be limited by existing agreements, "the Board and its compensation committee is urged to implement the proposed reforms to the greatest extent possible."

Statement of Reasons to Exclude

The Company believes that the Proposal may properly be excluded from the 2009 Proxy Materials under Rule 14a-8(i)(3) because the Proposal is inherently vague. Rule 14a-8(i)(3) permits the exclusion of a proposal if the proposal is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials. The Staff has consistently concurred with the exclusion of shareholder proposals under Rule 14a-8(i)(3) when the company demonstrates "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004). A proposal may be vague, and thus misleading, when it fails to address essential aspects of its implementation.

Vague as to Duration of the Proposed Reforms.

The Staff has consistently concurred with the view that a company may exclude a proposal under Rule 14a-8(i)(3) if there is sufficient ambiguity as to the time period in which a proponent intends a proposal to be implemented. *See SunTrust Banks, Inc.* (December 31, 2008) (concurring with the exclusion of an executive compensation proposal related to TARP that is substantially similar to the Proposal because it was vague as to the existence of any limitation on the duration of the specified reforms); *Houston Industries, Inc.* (March 28, 1990) (concurring with the exclusion of a proposal relating to annual election of directors because it failed to specify a time period in which the proposal was to be implemented); and *TCC Industries, Inc.* (March 6, 1997) (concurring with the exclusion of a proposal to provide for the annual election of directors instead of the staggered election of directors because it failed to specify a time at which the proposal was to be implemented).

The Proposal falls squarely within the criteria for exclusion established by the Staff because it is vague and fails to provide sufficient guidance for implementation. The Proposal does not indicate when and for what time period the proposed executive compensation limitations should be put in place by the Company. The Proposal clearly indicates that the Company is being targeted as a result of the Company's participation in TARP. While the Company is currently a participant in TARP, it anticipates that it will cease being subject to TARP in the future. The Proposal is inherently vague as to whether its express provisions, were the Company to adopt them, are intended to be adopted as permanent limitations on executive compensation or limitations that would cease to be effective when the Company is no longer a participant in TARP.

As the Staff agreed in *SunTrust Banks, Inc.* (December 31, 2008), which concerned an executive compensation proposal related to TARP that is identical to the Proposal in terms of being silent as to the expected duration of the executive compensation reforms that it seeks, the absence of any statement regarding the duration of the proposed reforms causes the Proposal to be so vague as to likely mislead the Company's shareholders about a material fact underlying the Proposal. The SunTrust letter is a prime example of the potential for confusion due to the inherent vagueness of the text. While on its face the proposal in SunTrust appeared to impose no limitation as to the duration of the reforms being sought by the proponent in that situation, a fact acknowledged by the Staff in its response letter, the proponent in SunTrust nonetheless indicated that it was their intent to apply those reforms only until SunTrust ceases to participate in TARP.

While the Proponent may express a view in response to this letter regarding its expectation as to the duration of executive compensation reforms in the Proposal, and whether it intends for the Company to be subject to them only until it ceases being a TARP participant or for an unlimited period of time, it is clear that shareholders cannot be certain as to this very key aspect of the Proposal in making their voting decisions. As evidenced by the *SunTrust* letter, one reading of the Proposal would have suggested that the Proponent intended the executive compensation changes to be implemented and continued indefinitely, but there is another interpretation that the Proposal should be read to mean that the reforms cease when the Company no longer participates in TARP – an interpretation that at least the proponent in SunTrust believed was "obvious."

The two possible interpretations have significantly different impact upon the Company's executive compensation practices, especially as the Proposal affects virtually all elements of the Company's executive compensation programs. Without guidance regarding the intended time period of implementation, shareholders could not be expected to understand with a reasonable degree of certainty what the Proposal requires, and the Company could not be expected to know with a reasonable degree of certainty what action is expected of it in order to implement the Proposal, if the Proposal were to be adopted. Enacting temporary reforms would be similar to the process the Company has already followed in compliance with the executive compensation limitations in the TARP program, while permanent changes under the Proposal would necessitate more significant changes to the Company's executive compensation program.

Vague as to the Key Terms Used in the Proposal.

In addition to the vagueness as to the applicable time period, the Proposal is also vague and indefinite as to key terms used in the Proposal. The Staff has consistently concurred with the view that a company may exclude proposals relating to executive compensation under Rule 14a-8(i)(3) where a failure to define key terms or otherwise provide guidance on implementation creates ambiguities that result in the proposal being vague or indefinite. *See, e.g.,*

Verizon Communications Inc. (February 21, 2008) (concurring with the exclusion of a proposal to institute executive compensation reforms because it failed to adequately define the formulas that would need to be used in order implement the proposal); *Capital One Financial Corporation* (February 7, 2003) (concurring with the exclusion of a proposal regarding the treatment of a director as an employee if the director receives certain remuneration because it failed to specify how the remuneration would be calculated and what it would mean to treat a director as an employee); *General Electric Company* (February 5, 2003) (concurring with the exclusion of a proposal to seek shareholder approval of all compensation for senior executives and board members not to exceed 25 times the average wage of hourly working employees because the terms "compensation" and "average wage" were not defined and thereby vague as to the components included) and *Eastman Kodak Company* (March 3, 2003) (finding a proposal seeking to cap executive salaries as vague and indefinite for failure to define various terms and describe how stock options should be valued).

We discuss below several of the terms that the Proposal fails to clearly define, along with the different and at times conflicting possible interpretations, making the Proposal vague and indefinite.

"Senior executive." The Proposal seeks to impose limitations on "senior executive" compensation, without defining "senior executives." As the Proposal is unclear, the Company can only speculate whether the term may mean the "named executive officers" under Item 402 of Regulation S-K; a broader group of the Company's "executive officers" within the meaning of Rule 3b-7 of the Exchange Act; or even "senior executive officer" (**"SEO"**) as defined for purposes of TARP. We note that even TARP interprets SEO differently depending on the particular compensation provision. For example, TARP generally identifies SEOs as the CEO, CFO, and the three most highly compensated executive officers by reference to the last completed fiscal year, but states that, for purposes other than the compensation tax deduction limit, a participating institution should make best efforts to identify those most highly compensated officers for the current year where possible. Under the Commission proxy disclosure rules as referenced in TARP, those two approaches can result in applying the rules to two different sets of senior executives.

"Annual incentive compensation (bonus)." The first provision in the Proposal seeks to limit senior executive target "annual incentive compensation (bonus)" to an amount no greater than one times the executive's annual salary. The Commission's rules under Item 402(b) of Regulation S-K distinguish between compensation paid as "bonus" and "non-equity incentive plan compensation" and define each in both the rules and published interpretations as comprised of different elements of compensation. In compliance with the Commission's rules, the Company reports different elements of compensation in each of the two columns in its Summary Compensation Table included in its proxy statement. The language in the Proposal is vague as to the whether it intends this particular provision to apply to either column, or possibly to both.

The Staff has previously permitted the exclusion of a shareholder proposal that referred to "incentive compensation" in a manner that was deemed vague. *See BellSouth Corporation* (February 5, 1997) (concurring with the exclusion of a proposal to restrict any one executive bonus to one million dollars per year because it was unclear whether the proposal applied solely to cash bonuses and stock options, or to all compensation other than salary; how and at what point such amounts are to be valued; and whether the one million dollar limitation applied only to certain bonuses) and *Prudential Financial, Inc.* (February 6, 2007) (allowing the exclusion of a shareholder proposal urging the board to seek shareholder approval for "senior management incentive compensation programs because the company's current compensation program for its executives consists of three main elements (base salaries, annual incentives, and long-term incentives) that underlie a variety of compensation plans that are offered to various groups of individuals that could be considered senior executives, and it would be unclear which, if any, of these plans would be included within the definition of a "senior management incentive program").

"Majority of long-term compensation be awarded in the form of performance-vested equity instruments." The Proposal is vague as to whether it intends for this provision to include only senior executives, or also pertain to the general workforce. We note that this is the only item on the list of seven compensation elements that the Proposal seeks to affect that by its language is not specifically limited to "senior executives." By the fact that the remaining items make such an express reference, the Proposal is ambiguous as to whether this omission is deliberate and therefore intends for the provision to apply to a larger population of Company employees than the senior executives who seem to otherwise be the focus of the Proposal.

"Options indexed to peer group performance." The Proposal seeks to prohibit new stock option awards to senior executives, unless the options are "indexed to peer group performance." As the Staff agreed in *Verizon Communications Inc.* (February 21, 2008) cited above, the absence of an indication as to which companies should be included in the "peer group" results in several ambiguities and uncertainties. There is a wide range of possibilities as to the number and type of companies that could be included in such a "peer group" of the Company. While the Company may assume that the "peer group" may be the same as the group of companies that it selects and discloses in the Company's 2008 proxy statement for purposes of benchmarking its performance, shareholders voting on the Proposal or the Proponent may believe that the use of "peer group" for purposes of this provision is a much broader, or smaller, group perhaps using a third-party reference such as the S&P 500 or another recognized index focused on the industries in which the Company operates. In addition, this provision fails to indicate the time period over which the Company's options must be indexed to the peer group performance before which they can be paid; again, reasonable persons can disagree as to the time period selected to measure such performance. The selection of the appropriate "peer group" and time period is likely to have a significant impact on whether or not new stock options may be granted, and the vagueness of these terms makes it difficult for the shareholders to vote in favor of or against the Proposal and for the Company to implement a response to the Proposal.

"Limit on all senior executive severance payments." The Proposal seeks to limit all senior executive severance payments to an amount no greater than one times the executive's annual salary, but fails to define the key term, "severance payments". Upon leave of employment, senior executives and other employees may be provided with a number of additional benefits other than "payments" such as continued medical insurance. In addition, termination of employment may result in deferred compensation payments or acceleration of existing equity awards under the terms of certain programs. It is unclear whether the term is intended to include these aspects as well as traditional forms of severance. TARP already imposes a similar restriction, but contains clearly defined parameters that include some, but not all, of these elements.

The Staff has consistently concurred with the exclusion of proposals that are vague or indefinite; therefore, the Company respectfully submits that the Proposal may be excluded from its 2009 Proxy Materials under Rule 14a-8(i)(3).

Statement Requesting Waiver of Submission Timing

The Company acknowledges that it has not satisfied the requirement pursuant to Rule 14a-8(j) to file this letter with the Commission no later than 80 days before the Company files its 2009 Proxy Material. Rule 14a-8(j) permits the Company to submit this letter later than 80 days before filing its 2009 Proxy Materials if it can demonstrate "good cause" for missing the deadline. Representatives of the Company and the Proponent have been negotiating in good faith on an ongoing basis, discussing the possibility that the Proponent would withdraw the Proposal. In addition, this letter is being submitted based upon the SunTrust letter cited above relating to a substantially similar proposal, that has only recently become publicly available, and less than 80 days before the Company expects to file its Proxy Materials. On this basis, the Company believes it has "good cause" for the delay in submitting this letter.

* * *

The Company respectfully requests confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, Morgan Stanley omits the Proposal from its 2009 Proxy Materials. Please call the undersigned at (212) 450-4908 if you should have any questions or need additional information or as soon as a Staff response is available.

Respectfully yours,

Ning Chiu

Attachment

cc w/ att: Douglas McCarron (United Brotherhood of Carpenters Pension Fund, Chairman)

Edward J. Durkin (United Brotherhood of Carpenters, Corporate Affairs Department)

Martin M. Cohen (Morgan Stanley)

<u>EXHIBIT A</u>

Proposal of United Brotherhood of Carpenters Pension Fund

United Brotherhood of Carpenters
and Joiners of America
101 Constitution Ave., N.W.
Washington, DC 20001

Edward J. Durkin
Director, Corporate Affairs Department

Telephone: 202-546-6206 EXT 221

Fax: 202-543-4871

■DATE
Thursday, October 30, 2008

■TO
Mr. Thomas R. Nides
Corporate Secretary
Morgan Stanley

■SUBJECT
Carpenter's Shareholder Proposal

■FAX NUMBER
212-404-9609

■FROM
Ed Durkin

■NUMBER OF PAGES (INCLUDING THIS COVER SHEET)
4

FAX TRANSMISSION ■

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

[SENT VIA MAIL AND FACSIMILE 212-404-9609]

October 30, 2008

Thomas R. Nides
Secretary
Morgan Stanley
1585 Broadway
New York, New York 10036

Dear Mr. Nides:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Morgan Stanley ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal addresses executive compensation issues related to the Company's participation in the Troubled Asset Relief Program, and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 17,876 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

TARP Capital Purchase Program
Executive Compensation Reforms Proposal

Resolved: Given that Morgan Stanley ("Company") is a participant in the Capital Purchase Program established under the Troubled Asset Relief Program ("TARP") of the Economic Emergency Stabilization Act of 2008 ("Stabilization Act") and has received an infusion of capital from the U.S. Treasury, Company shareholders urge the Board of Directors and its compensation committee to implement the following set of executive compensation reforms that impose important limitations on senior executive compensation:

- A limit on senior executive target annual incentive compensation (bonus) to an amount no greater than one times the executive's annual salary;
- A requirement that a majority of long-term compensation be awarded in the form of performance-vested equity instruments, such as performance shares or performance-vested restricted shares;
- A freeze on new stock option awards to senior executives, unless the options are indexed to peer group performance so that relative, not absolute, future stock price improvements are rewarded;
- A strong equity retention requirement mandating that senior executives hold for the full term of their employment at least 75% of the shares of stock obtained through equity awards;
- A prohibition on accelerated vesting for all unvested equity awards held by senior executives;
- A limit on all senior executive severance payments to an amount no greater than one times the executive's annual salary; and
- A freeze on senior executives' accrual of retirement benefits under any supplemental executive retirement plan (SERP) maintained by the Company for the benefit of senior executives.

Supporting Statement: Many Company shareholders are experiencing serious financial losses related to the problems afflicting our nation's credit markets and economy. The Company's financial and stock price performance has been challenged by these credit market events and their impact on the nation's economy. The Company's participation in the Stabilization Act's TARP is the result of these broad capital market problems and decisions made by Company senior executives.

Generous executive compensation plans that produce ever-escalating levels of executive compensation unjustified by corporate performance levels are major factors undermining investor confidence in the markets and corporate leadership. Establishing renewed investor confidence in the markets and corporate leadership is a critical challenge. Congress enacted executive compensation requirements for those companies participating in the Stabilization Act's TARP. Unfortunately, we believe those executive compensation restrictions fail to adequately address the serious shortcomings of many executive compensation plans. This proposal calls for a set of more rigorous executive compensation reforms that we believe will significantly improve the pay-for-performance features of the Company's plan and help restore investor confidence. Should existing employment agreements with Company senior executives limit the Board's ability to implement any of these reforms, the Board and its compensation committee is urged to implement the proposed reforms to the greatest extent possible. At this critically important time for the Company and our nation's economy, the benefits afforded the Company from participation in the TARP justify these more demanding executive compensation reforms.